FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1. NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the "Company" or "Platinum Group")
838 - 1100 Melville Street Vancouver BC, V6E 4A6
Telephone: (604) 899-5450

ITEM 2. DATE OF MATERIAL CHANGE

February 10, 2022

ITEM 3. NEWS RELEASE

A news release was disseminated on February 11, 2022 to the Toronto Stock Exchange ("TSX") as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has completed the privately negotiated purchase and cancellation of the Company's US $20 million 6 7/8% Convertible Senior Subordinated Notes (the "Notes") due July 1, 2022 pursuant to the agreements previously announced on January 20, 2022.  On the purchase of the Notes, the Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares of the Company in consideration for the principal outstanding balance of the Notes.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full Description of Material Change

The Company has completed the privately negotiated purchase and cancellation of the Notes due July 1, 2022 pursuant to the agreements previously announced on January 20, 2022.  On the purchase of the Notes, the Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares of the Company in consideration for the principal outstanding balance of the Notes, being a price of approximately US $1.695 per share.  The Company also paid accrued and unpaid interest on the Notes in cash.  The Company purchased US $12.0 million of the Notes from an affiliate of Kopernik Global Investors, LLC on February 4, 2022 and US $8.0 million of the Notes from affiliates of Franklin Templeton Investments ("Franklin") on February 10, 2022.

Franklin is a "related party" of the Company (as defined by Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions ("MI 61-101")) and the Company is relying on the exemptions from both the formal valuation requirement and the minority shareholder approval requirement under sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101, on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves Franklin, exceeds 25 per cent of the Company's market capitalization calculated in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the closing dates of the above transactions as it has negotiated the above transactions on an expedited basis.

The Common Shares issuable upon the purchase of the Notes have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and in Canada will be subject to a four-month restricted period from the issue date of the Common Shares.

5.2 Disclosure for Restructuring Transactions

N/A

ITEM 6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7. OMITTED INFORMATION

N/A

ITEM 8. EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CEO
T: (604) 899-5450

ITEM 9. DATE OF REPORT

February 11, 2022